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SEC ... MISSION

21001395

... REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-44483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRADESPOT MARKETS INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 S UNIVERSITY DRIVE, SUITE 206 A
(No. and Street)

DAVIE	**FL**	**33328**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BELOYAN **954-916-3899**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **MARK BELOYAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **TRADESPOT MARKETS INC.**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

JENNIFER MICHELLE SMITH
Notary Public - State of Florida
Commission # GG 98328
My Comm. Expires Apr 26, 2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

and Report of Independent Registered Public Accounting Firm

December 31, 2020

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Tradespot Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradespot Markets Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tradespot Markets Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tradespot Markets Inc.'s management. Our responsibility is to express an opinion on Tradespot Markets Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tradespot Markets Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Tradespot Markets Inc.'s auditor since 2015.

Maitland, Florida

January 27, 2021

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CASH	$	94,161
COMMISSION RECEIVABLE		2,628
OTHER ASSETS		100
TOTAL ASSETS	$	96,889

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2020

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot Markets Inc. is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers. Tradespot Markets Inc. business lines are Advisory/Investment Banking, Consulting, Placement Agent/PIPES and Finder's agreements.

On July 27, 2020 the sole-owner of Tradespot Markets Inc. sold 20% of the interest in Tradespot Markets Inc. to a 3rd party. As of December 31 2020, Mark Beloyan is an 80% owner in Tradespot Markets Inc.

Revenue Recognition – *Revenue from Contracts with Customers*

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenues are recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2020, there were no advances to the Company.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the company had no uninsured cash balances.

Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the SEC under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2020, the Company had net capital of $32,639 or an excess of $27,639 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 1.9655 to 1.

NOTE 3- LONG TERM LIABILITY

The Company entered into a promissory note with the U. S. Small Business Administration on May 28, 2020 for $14,000 loan. Installment payments begin twelve months after. The balance of interest and principal are payable monthly and begin May 28, 2021. The interest rate is 3.75% and the proceeds were used for general working capital. Below is the first five year amortization schedule.

Year	Annual Payments (P+I)	Loan Balance
May to December 2021	$483	$14,042
2022	$828	$13,214
2023	$828	$12,386
2024	$828	$11,558
2025	$828	$10,730

NOTE 4 - LEASE

Our current lease was renewed in March of 2020 for another 1 year period at the rate of $612 per month for the office space in Davie Florida. The company is obligated for rent payments of $1,227 total for January and February of 2021. The company intends to renew its lease for an additional 12 months from March 1, 2021 to Feb 28, 2022 at a rate of $612 per month.

The Company has elected not to apply the recognition requirements of Topic 842 to its short-term office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The lease cost is $7,349 relating to the office lease for the year ended December 31, 2020

NOTE 5 - INCOME TAXES

The Company with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements. The Shareholder and the Company are generally not subject to US Federal, state or income tax examinations related to the company's activities for the tax years before 2015.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is also a party to an agreement with a related party company owned by the Company's president which provides for a monthly retainer commitment to such party of $1,000 per month in exchange for yacht marketing services. The additional $18,000 was additional yacht marketing services that were provided, and both are reported under marketing expenses on the statement of income. During the year ended December 31, 2020, the Company paid the company that is solely owned by the Company's president a total of $56,200 in marketing expense.

In addition, the Company is also a party to an Expense Sharing Agreement dated January 31, 2017, with a Company of which the President is the Chief Executive Officer. The expense sharing agreement includes rent, electric and telephone expenses which are paid 50%/50%. For the year ending December 13 2020, this totals $8,761.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through January 27, 2021, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown, there were no events or transactions that should be recognized or disclosed in the accompanying financial statements.

NOTE 8 – BUSINESS CONCENTRATIONS

The Company earned revenue from 1 major customer that accounted for 58% or $275,825 in commissions.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2020

NOTE 10 COMMITMENTS AND CONTIGENCIES

The Company is the subject of a FINRA inquiry for which it for sees no liability, however, in an abundance of caution it has accrued $50,000 which is in accrued liabilities.